

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2021

Thomas Kim
Chief Executive Officer
Enfusion, Inc.
125 South Clark Street, Suite 750
Chicago, IL 60603

>   **Re: Enfusion, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 12, 2021**
>   **File No. 333-259635**

Dear Mr. Kim:

        We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed October 12, 2021

Risk Factors
Our obligations to issue Class A common stock to former holders of Award Units under our former Change in Control Plan could expose us..., page 33

1.   You state that the $248.5 million of share-based compensation, which will be recorded upon effectiveness of this offering for certain Change in Control Bonus Plan (CiC) units and the termination of your profit sharing agreement with a non-executive employee, was based on the midpoint of the assumed IPO price of $16.00. Please revise here, and elsewhere where you discuss such compensation expense, to clarify that you applied a discount for lack of marketability to determine the fair value of such awards due to current restrictions on such vested awards.

2. Also, revise your risk factor disclosures to include a discussion of the additional compensation expense that will be recorded in future periods related to the contingently issuable shares in the CiC Bonus Plan and the IPO Equity RSU Grants.

Risks Related to our Organizational Structure, page 45

3. Please revise here to include a quantified discussion of the potential liability that may be incurred under your Tax Receivable Agreement assuming all Pre-IPO Common Unitholders were to exchange or sell their Common Units at the current price of $16.00 per share. Similar revisions should be made to the liquidity and capital resources discussion.

Capitalization, page 56

4. Please revise the pro forma column to reflect the actual pro forma amounts after the Reorganization Transaction similar to the "As Adjusted Before Offering" column on page 61 rather than providing the pro forma adjustments here. In this regard, you can refer to the detailed pro forma adjustments in the unaudited pro forma consolidated financial information presented elsewhere in the filing. Similar revisions should be made to the pro forma Consolidated Balance Sheet Data on page 15 and footnote (1) to such table to explain that pro forma amounts include the $248.5 million of stock-based compensation expense related to the CiC Bonus Plan awards and the termination of the profit sharing agreement.

5. Please tell us how you determined the number of Class A and Class B common shares issued and outstanding, pro forma. In this regard, it is unclear why the number of shares issued and outstanding are the same on a pro forma and pro forma as adjusted basis considering the pro forma information does not reflect the 15,322,660 offering shares.

Notes to Unaudited Pro Forma Consolidated Financial Information
Note 2. Reorganization and Offering Adjustment to Unaudited Pro Forma Consolidated Balance Sheet, page 64

6. While we note that you intend to include a portion of the offering proceeds to repay $100 million of outstanding debt, we also note from your revised disclosures on page 82 that prior to effectiveness of this offering, you intend to enter into an amended and restated credit agreement for a similar amount of debt. Please tell us your consideration to include a pro forma adjustment for the issuance of such debt or at a minimum, revise to include a discussion of such debt in the pro forma footnotes.

7. Please revise footnote (3) to disclose the number of shares and related valuations for each of the CiC vested awards, the contingently issuable shares and the Profit Sharing Termination Shares. Also, clarify that they $248.5 million pro forma equity adjustment does not relate to the contingently issuable shares.

Executive Compensation
IPO Equity Grants, page 107

8.   Please revise to include a discussion of the vesting terms for the restricted stock units that will be issued in connection with this offering and specify the terms for awards granted to the executive officers.

Exhibits

9.   You disclose that you entered into an agreement with a non-executive employee to issue 2,047,064 shares of Class A common stock to such employee between the first and second anniversaries of the effectiveness of the registration statement. Please file this agreement or tell us why this not required. See Item 601(b)(10)(iii)(B) of Regulation S-K.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gregg L. Katz, Esq.